02034424

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Atna Resources

*CURRENT ADDRESS

PROCESSED
JUN 06 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1556 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 5/30/02

Annual Report 2001



CONTENTS

Annual Report 2001

G O A L

To become a highly respected exploration and mining company, increasing equity for stakeholders through cash flow, new projects, and sustainable exploration that has potential for explosive growth.



SHAREHOLDER LETTER



During 2001, Atna took further steps toward achieving its objective of becoming a mid-tier mining company. With the acquisition of the Cerro Negro and Barreal Seco properties in Chile, the company added a total oxide copper resource in excess of 2 billion pounds. Also, by acquiring the rights to a 100% interest in the historic Chañarcillo silver mining district in northern Chile, Atna was able to consolidate the previously fragmented property ownership, thereby providing an opportunity for a major silver discovery. We are discussing farming this property out which I believe is a prudent way to minimize the impact on Atna's treasury while maintaining significant exploration exposure. Although our primary focus will remain on advanced copper projects, we will continue to use "intellectual capital" to increase Atna's property portfolio through joint venture arrangements.

Discussions to acquire a cash flow positive operation are progressing. If successfully concluded, Atna will immediately become a sustainable producing company with an attractive mix of development and high profile exploration projects.

Through our 40% interest in the Wolverine Property in the Yukon, the company retains a zinc resource in excess of 700 million pounds, and a silver resource in excess of 29 million ozs. In addition, there is excellent potential to increase Atna's copper, zinc, silver and gold resources at Wolverine, as well as the Marg and Wolf properties, through further exploration. The Wolverine deposit is at an advanced stage of exploration, awaiting completion of a feasibility study before advancing into construction and development. I believe that a major company will be interested in developing the area once metal markets improve. In the interim, we are minimizing cash expenditures on these key Yukon assets.

A strategic mid-cap market niche for a company with Atna's strengths is opening as the mining industry continues to be transformed and restructured. Fewer and fewer companies of ever-larger size are consolidating and rationalizing production. Larger companies are shedding their exploration, or out-sourcing to a much diminished, under funded junior sector. There are few quality projects in the pipeline. Small producers outside the gold sector have almost disappeared in North America, buried in an avalanche of regulatory burden, starved of capital, or taken over by larger companies acquiring undervalued assets.

Lead economic indicators point to a recovery in industrial production in North America and Europe. Atna, with its substantial copper, zinc and silver resources, is well poised to take advantage of the next cycle as metal prices rebound. The dynamic changes in the marketplace and the structure of the industry have created a niche for a balanced, mid-sized company managed by an experienced, entrepreneurial team. There is clear interest on the part of both retail and institutional investors to participate in the mining industry through a vehicle with revenue and strong growth potential. Few other industries offer the opportunity that the mining business has for rapid growth on the rising wave of the metal price cycle and with the potential for exponential growth in asset value through exploration discovery. Atna shareholders may hope to benefit from both of these factors in the coming year.

David Watkins
President and CEO

Exploration roads on Cerro Negro project.

CHILE


Peru
Boliva
Antofagasta
BARREAL SECO
CERRO NEGRO
Copiapo
CHAÑARCILLO
Argentina
Santiago
CHILE


Property Location
Chile
Antofagasta
Santiago
Chile
South America
Argentina
BARREAL SECO
Region II
Region III
CERRO NEGRO
CHAÑARAL
Caldera
Copiapo
CHAÑARCILLO
N
0 30 60km
Road
Railway
Atna Project

Atna's management team has a senior company background with extensive operating experience and contacts in Chile, providing Atna with an advantage in becoming a mid-tier producer in the globe's premier copper producing country. Chile is the largest copper producer in the world and is recognized as the mining capital of Latin America. The country hosts 30% of known copper resources and accounts for 40% of the world's annual production. The Chilean government has successfully attracted mining investment with privately owned mining companies now accounting for two thirds of all copper production. Chile's modern infrastructure, stable workforce, foreign investment regulations, permitting system and low corporate tax all make Chile an excellent place for Atna to begin building a mining company.

CERRO NEGRO



View of Florida Ridge, Cerro Negro project, looking northeast.

The Cerro Negro Project located in northern Chile, is a copper oxide deposit of sufficiently large size to launch Atna as a mid-tier miner and producer of copper. The scale of the deposit combined with proximity to infrastructure, including transportation, power, labour, acid and water ensure the best possibility for a relatively low cost start up operation.

Anta completed negotiations to acquire an option to purchase the property from Phelps Dodge and ENAMI in March 2002 (ENAMI is a government owned corporation with a mandate to support small miners). Work by Phelps Dodge resulted in an oxide mineral resource estimate of 191 million tonnes grading 0.46% copper based on 115 drill holes and extensive underground channel sampling. Atna's current work program is focused on metallurgical testing and infill drilling on the higher grade areas of the deposit in an effort to define an oxide resource of 40 million


EL SALADO 28
CERRO NEGRO

Road sign opposite property. Access road is 20km from the PanAmerican highway.

tonnes grading 0.8% Cu. Financial modeling indicates that this would meet the economic threshold needed to develop a SX-EW facility capable of producing 25,000 tonnes of cathode copper per year.

The property is situated 50 km northeast of the port city of Chañaral at an elevation of 1,100 metres, and is located 30 km southwest of the Barreal Seco project. The claims are centrally located within a 7 km long belt of tightly clustered iron-oxide copper (+/-gold) breccia pipes and associated manto deposits. Oxide mineralization within the deposit outcrops along a ridge crest, indicating a potentially low mining strip ratio. It trends across undrilled parts of the property where there is potential to increase the total resource. Sulphide mineralization exists below the oxide layer but has only been partially explored.

The Cerro Negro deposits are geologically similar to those of Anglo American's Manto Verde mine, located 40 km to the south. Manto Verde was placed into production at 42,000 tonnes of annual cathode production in 1995 with reserves of 130 million tonnes grading 0.76% copper. Subsequent exploration at Manto Verde has delineated an additional 180 million tonnes grading 0.5% copper and production has increased to 53,600 annual tonnes of cathode copper.

The Cerro Negro project provides Atna with the opportunity to define oxide resources, quickly and with minimal cost and risk. The scoping level study in progress should lead to a decision within 6 months to proceed to a full feasibility study. The deposit could be in production in less than 3 years subject to a satisfactory conclusion and financing.


Geological Plan
N
0 1000 2000
METRES
Alluvium
Diorite
Granite
Andesite
Tuff
Cu Occurrence
Claim Boundary
Proposed Pit

Geology and drill location plan, southern part of Cerro Negro property.


Property Location & Infrastructure
BARREAL SECO
CERRO NEGRO
PROJECT
Region II
Region III
Pan American Hwy
Codelco Tailings Pond
El Salvador Mine
Chañaral
El Salado
Diego de
Almagro
Potrerillos
Barquito Port
Manto Verde
Smelter
Inca de Oro
Punta Padrones Port
Caldera
0 10 km 50 km
N
Copiapo
Smelter
Candelaria
Mine
CHAÑARCILLO
Road
Railway
Powerline
Atna Project

Infrastructure plan for Cerro Negro area.



Barreal Seco project, looking southeast with Codelco's El Salvadore mine and smelter complex in the far distance.



Copper Oxide sample.

Atna acquired the Barreal Seco property based on its potential to be a low cost, near-term, 12,000 tonne per annum cathode copper producer. The project is situated at an elevation of 1,200 metres, 75 km southeast of the coastal port of Taltal and 50 km northwest of Codelco's El Salvador mine and smelter complex, in northern Chile.

The main deposit at Barreal Seco (Teresa de Colmo) is a specularite breccia system with a pipe-like shape and surface dimensions of 440 m by 290 m. Copper mineralization extends


Schematic Cross-Section
A
A'
1200m
Pit Outline
1000m
600m
N
0 100 200m
Oxide Zone
Transition zone
Specularite-chalcopyrite breccia
Dioritic intrusives
Sandstone
Evaporite
Granodiorite
Andesite, volcanic breccia & sandstone
Underground workings
Fault
Drill hole

Schematic geological cross section of the Teresa de Colmo deposit. (adapted from Hopper and Correa, 1999)


Property Geology
N
0 100 200m
Alluvium
Andesite & volcanic breccia
Sandstone
Dioritic intrusive
Granodiorite
Specularite-chalcopyrite breccia body
Underground workings
A
A'
Pit Outline
394400 E
395200 E

Geological plan of the Teresa de Colmo deposit. (adapted from Hopper and Correa, 1999)



Specularite breccia ore in drill core from the Teresa de Colmo deposit. (Core diameter is 6.5 cm)

to depths exceeding 450 m of which the oxidized zone ranges from 80 to 110 metres below surface. RTZ Mining estimated an oxide resource in Teresa de Colmo of 17 million tonnes grading 0.7% copper (0.3% Cu cut-off grade) with a very low strip ratio of 0.2 to 1, and a sulphide resource of 54 million tonnes grading 0.65% copper (0.4% cut-off grade). The oxide resource could be sufficient for a ten-year mine life producing more than 10,000 tonnes of cathode copper annually.

In 2001, Atna completed a 2,400 metre, 22 hole, reverse circulation drill program designed to verify past exploration results and categorize mineralization into ore types in order to carry out metallurgical testing. A subsequent 876 metre, 8 hole, diamond drilling program was completed to obtain sample material for metallurgical testing. A preliminary resource estimate based on new and historical drilling yields an indicated and inferred resource of 21.7 million tonnes grading 0.6% copper at a 0.3% cut-off grade. *

Metallurgical testing carried out in 2001, including two rounds of column leach tests and pre-feasibility level studies, were completed to provide capital and operating cost estimates for mining, processing and infrastructure. The metallurgical results demonstrated that a relatively high acid consumption is required to achieve acceptable copper recoveries, and this combined with the small scale of the project indicate that the Barreal Seco could be mined as a satellite operation to the Cerro Negro project currently being evaluated by Atna.


Drilling
N
0
100
200m
DRILL HOLES
Atna Diamond Hole
Atna RC Hole
Diamond Hole (other)
RC Hole (other)
TRENCHES
Trench panel samples
Cu % RANGE
(avg. over oxide zone)
> 1.2
0.3 - 0.59
0.9 - 1.19
0.1 - 0.29
0.6 - 0.89
< 0.1
Interpreted Limits to Mineralization
Plan of oxide workings

Drill hole and trench location plan for the Teresa de Colmo deposit area.

**As calculated by Peter Holbek, M.Sc., P.Geo of Atna Resources Ltd.*

CHAÑARCILLO



Dolores Hill, an area of the Chañarcillo district riddled with old workings on narrow veins and mantos. Favourable geology continues to north in pampa covered valley (right) but there are no historical workings due to cover. A strong geophysical target occurs in this area.

The Chañarcillo project is an exceptional silver prospect with exploration potential for both a large tonnage, bulk mineable silver-zinc deposit and for a high grade silver vein system.

Presently, broken rock at surface and an open pit mineable zone could contain over 6 million ozs of silver which could potentially enhance a start-up operation. Mineralization occurs within a high level carbonate replacement system, similar to those of Peru (Cerro de Pasco), Mexico (Real de Angeles, Santa Eulalia) and Honduras (El Mochito).

The project is situated 60 km south of the city of Copiapo in Region III of northern Chile. The 36 square kilometre property is centered on the historic Chañarcillo silver mining district which produced more than 100 million troy ounces of silver during the period of 1865 to 1915 from oxidized mineralization contained in the extensive vein systems and mantos within the carbonate and volcanic host rocks. A number of veins were mined to depths of 500 metres, where cut-off grades were purported to be 3,000 to 5,000 g/t silver. Stratiform massive sulphide mineralization was noted during the oxide mining but not extracted. In spite of the presence of a major mineralizing system the Chañarcillo area has not been systematically explored by either modern methods or drill testing, in part due to previously fragmented land ownership. Atna has assembled a large land position covering the entire district and has begun systematic exploration.

Exploration work including geological mapping, geochemical surveys to characterize the mineralization, and geophysics have been carried out by Atna over the central zone of mineralization, which covers an area of 1.5 by 1.5 kms and over a known vertical extent of 900 metres. An induced polarization survey over the core identified an extensive, high contrast chargeability/resistivity anomaly under pediment cover adjacent to the hill where most of the historic workings are located.

The Chañarcillo property is now drill ready. Discussions are in progress to bring in a partner who will fund further exploration and development of the property.


Juan Godoy Townsite
Descubridora Vein
La Colorada Vein
N
0
400m
metres
Alluvium
Waste dumps & debris
Diorite
Andesite
Collapse breccia
Recrystallized limestone
Garnet bearing skarn
Limestone & marine sediments
Major veins
Faults & Dykes
Former Mine

Simplified geological plan of the central Chañarcillo area.


Pole Reduced Airborne Magnetics
Total Count Airborne Radiometrics
0 3000
(metres)
0 3000
(metres)
IP Chargability
IP Resistivity
0 200
(metres)
0 200
(metres)

Airborne magnetic and radiometric surveys display subsurface geological features. Ground, gradient array induced polarization surveys indicate areas of sulphide concentrations and/or silicifiation.


Schematic SW-NE section of the Chañarcillo area
SW
NE
1 Km
1 Km
Diorite / tonalite
Coastal batholith
Bandurrias Fm volcanic rocks
Chanarcillo Group limestone & sediments
Garnet diopside skarn
Sulphide mantos, chimneys or skarn, (eg. María Cristina)
Intraformational collapse breccia, with matrix hosted mineralization
Shaley carbonate units with bedding plane mineralization
Level of oxidation
Epithermal veins
Shaft

Schematic model for mineralization types at Chañarcillo.

The Yukon

Until recently, Atna's exploration focus has been directed towards the discovery and acquisition of Volcanogenic Massive Sulphide deposits in the Yukon. The company had significant success starting with the discovery of the high profile Wolverine deposit in 1995. The Wolf deposit was discovered in 1997 and the Marg property was added to Atna's property portfolio in 2000. Expenditures on these properties have been minimized due to low commodity prices, however, as the mining market recovers Atna expects these assets to be fully valued.


Geologist on Wolverine JV Project (Pak Claims).

The Wolverine Project is a joint venture between Atna (40%) and Expatriate Resources Ltd. (60%). The JV is exploring and developing the Wolverine property located in the Finlayson Lake district, southeastern Yukon Territory. The Wolverine deposit was discovered in 1995 and has a drill indicated resource (calculated by Westmin Resources in 1997) of 6.2 million tonnes grading 12.66% Zn, 1.55% Pb, 1.33% Cu, 370.9 g/t Ag and 1.76g/t Au. The Wolverine property is awaiting completion of a feasibility study that will be intitiated when market conditions improve.


Wolf property looking north from East Slope zone towards Wolf deposit.

Yukon Asset Summary

Property	Deposit Type	Location	Tonnes	Au g/t	Ag g/t	Cu%	Pb%	Zn%
Wolverine	VMS	Yukon	6,237,000[1]	1.76	370.9	1.33	1.55	12.66
Marg	VMS	Yukon	5,527,002[2]	0.98	62.7	1.76	2.46	4.60
Wolf	VMS	Yukon	4,100,000[3]	—	84.0	—	1.8	6.2

[1] Nov. 97 resource estimate calculation by Westmin Resources Ltd.
[2] Jan. 97 resource estimate calculation by J.P. Franzen, P.Eng.
[3] Jan. 99 resource estimate calculation by Atna Resources Ltd.

Located in the central Yukon Territory 50 km east of the historical mining town of Keno, the Marg property (8403 ha) contains a significant volcanogenic massive sulphide deposit. The project is a joint venture between Atna (67%) and Cameco (33%). The Marg property is on care and maintenance awaiting better metal prices and markets. A small assessment project is planned for 2002.


N
Yukon Territory
Marg Deposit
Wolf Deposit
Wolverine Deposit
N
kilometres
0
200
400
600
800
1,000
1,200
1,400

The Wolf property hosts a volcanogenic massive sulphide deposit discovered by Atna in 1997. The property is situated within the Pelly Mountains of southeastern Yukon, approximately 90 km south of town of Ross River and 45 km west of the Kudz Ze Kayah deposit. The project is a joint venture between Atna (65%) and YGC Resources Ltd. (35%). Future exploration of the Wolf deposit will be pursued when mine development in the area (Kudz ze Kayah and Wolverine deposits) proceeds.

ATNA RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 and 2000
(Expressed in Canadian dollars)

AUDITORS' REPORT

To the Shareholders of Atna Resources Ltd.

We have audited the consolidated balance sheets of Atna Resources Ltd. as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

De Visser Gray

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

March 5, 2002

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements. Although we conducted our audits in accordance with both Canadian and U.S. generally accepted auditing standards, our report to the shareholders dated March 5, 2002 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

De Visser Gray

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

March 5, 2002

ATNA RESOURCES LTD.

Consolidated Balance Sheets

As at December 31

(Expressed in Canadian dollars)

	2001 $	2000 $
ASSETS		
Current		
Cash and cash equivalents	7,735,343	10,103,956
Amounts receivable	15,865	45,552
Prepaid expenses	28,230	38,742
	7,779,438	10,188,250
Value-added tax receivable (note 3)	66,683	–
Investment in VGCG limited partnership (notes 13 and 14)	225,000	–
Other marketable securities	278,933	673,460
Resource properties (note 5)	9,727,707	8,853,630
Capital assets	62,429	59,808
Reclamation deposits	2,500	2,500
	18,142,690	19,777,648
LIABILITIES		
Current		
Accounts payable and accrued liabilities	190,015	134,117
SHAREHOLDERS' EQUITY		
Share capital (note 7) 2001 – 21,757,037 shares 2000 – 21,108,557 shares	34,051,138	33,746,353
Deficit	(16,098,463)	(14,102,822)
	17,952,675	19,643,531
	18,142,690	19,777,648

Approved by the Board of Directors:

David H. Watkins

William J. Coulter

See accompanying notes to the consolidated financial statements

ATNA RESOURCES LTD.

Consolidated Statements of Operations and Deficit

For the Years Ended December 31

(Expressed in Canadian dollars)

	2001 $	2000 $	1999 $
Revenue			
Interest income	510,138	571,709	394,347
Dividend income	6,000	2,000	–
	516,138	573,709	394,347
Expenses			
Amortization	11,477	10,796	12,198
Office	78,190	44,930	32,953
Professional fees	217,029	90,791	21,077
Exploration and business development	*1,296,510	521,554	108,775
Rent and services	66,020	59,891	53,445
Shareholder communications	167,143	179,817	185,798
Listing and transfer agent fees	20,537	18,225	16,545
Wages and benefits	142,667	176,001	173,853
Foreign exchange gain	(64,451)	(32,948)	(4,844)
Loss on sales of marketable securities	64,716	34,220	–
Write-down of investment in VGCG limited partnership	150,000	–	–
Write-down of marketable securities	357,430	–	–
Write-off of resource properties	3,113	2,181,070	1,496,109
Write-off of capital assets	1,398	4,346	–
	2,511,779	3,288,693	2,095,909
Net loss for the year	(1,995,641)	(2,714,984)	(1,701,562)
Deficit – beginning of year	(14,102,822)	(11,387,838)	(9,686,276)
Deficit – end of year	(16,098,463)	(14,102,822)	(11,387,838)
Loss per share (note 9)	$ (0.09)	$ (0.13)	$ (0.08)
Weighted-Average Number of Common Shares Outstanding	21,408,812	20,748,375	20,265,616

* $335,711 of this 2001 amount related to exploration and acquisition costs incurred on the Monterde property, located in Mexico, which the Company dropped during the year. All other previously-deferred costs in respect to this property had been written-off at December 31, 2000.

See accompanying notes to the consolidated financial statements

ATNA RESOURCES LTD.

Consolidated Statements of Cash Flows

For the Years Ended December 31,

(Expressed in Canadian dollars)

	2001 $	2000 $	1999 $
Cash provided by (used for):			
Operating Activities			
Net loss for the year	(1,995,641)	(2,714,984)	(1,701,562)
Adjustments for items not involving cash			
Amortization	11,477	10,796	12,197
Resource properties written-off	3,113	2,181,070	1,496,109
Capital assets written-off	1,398	4,346	–
Marketable securities written-down	357,430	–	–
Investment in VGCG limited partnership written-down	150,000	–	–
Loss on sale of marketable securities	64,716	34,220	–
	(1,407,507)	(484,552)	(193,256)
Changes in non-cash working capital components:			
Amounts receivable	29,687	23,170	17,789
Prepaid expenses	10,512	(12,429)	(2,302)
Accounts payable	55,898	52,517	(153,897)
Value-added tax receivable	(66,683)	–	–
	(1,378,093)	(421,294)	(331,666)
Investing Activities			
Acquisition of resource properties	(77,767)	(564,046)	(54,912)
Exploration and development – net of recoveries	(981,617)	(1,412,082)	(2,389,482)
Government grants received	183,128	–	8,744
Purchase of capital assets	(16,430)	(22,238)	(8,614)
Investment in VGCG limited partnership	(150,000)	–	–
Purchase of marketable securities	(30,152)	(102,680)	(100,000)
Proceeds on sales of marketable securities	82,318	30,000	–
	(990,520)	(2,071,046)	(2,544,264)
Financing Activity			
Share capital issued	–	454,400	20,500
Net decrease in cash and cash equivalents	(2,368,613)	(2,037,940)	(2,855,430)
Cash and cash equivalents – beginning of year	10,103,956	12,141,896	14,997,326
Cash and cash equivalents – end of year	7,735,343	10,103,956	12,141,896

Supplementary cash flow disclosures (note 4)

See accompanying notes to the consolidated financial statements

ATNA RESOURCES LTD.

Notes to the Consolidated Financial Statements

December 31, 2001, 2000 and 1999

(Expressed in Canadian dollars)

1. NATURE OF OPERATIONS

The Company is incorporated in British Columbia and involved in the acquisition of resource properties that are considered sites of potential economic mineralization, and is currently engaged in the exploration of these properties. Certain of the Company's properties contain defined mineral resources that cannot be considered economic until a commercial feasibility study is carried out. The ability of the Company to realize the costs it has incurred to date on these properties is dependent upon it being able to develop a commercial ore body, to finance the required exploration and development costs and to acquire environmental, regulatory, and other such permits as may be required for the successful development of the property.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Atna Resources Inc., incorporated in the State of Nevada, U.S.A.; Minera Atna Chile Limitada, incorporated in Chile; and Atna Cayman Ltd., incorporated in Cayman Islands. The financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differ from U.S. GAAP as described in note 11.

Resource Properties and Deferred Costs

The cost of mineral properties and their related direct exploration costs are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production, or written-off if the properties are sold, allowed to lapse or abandoned.

Cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of mineral properties. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The recorded amounts of mineral claim acquisitions and their related deferred exploration and development costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its resource properties on a periodic basis and will recognize an impairment in value based upon current exploration or production results, if any, and upon management's assessment of the future probability of profitable revenues from the property or from sale of the property. Management's assessment of the property's estimated current fair market value is also based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Administrative costs are expensed as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. Actual results could differ from those estimates.

The Company's investments in marketable securities are items that, due to expected market volume and price fluctuations, may yield net realizable values that are materially different from their current book values at any point in time.

Foreign Currency Translation

The Company translates its foreign operations on the following basis: monetary assets and liabilities are translated at the rate of exchange in effect as at the balance sheet date and non-monetary assets and liabilities are translated at their applicable historical rates. Revenues and expenses are translated at the rates prevailing at the date of the transaction, except for amortization which is translated at historical rates.

Foreign exchange gains and losses from the translation of foreign operations are recognized in the current period.

Capital Assets

Capital assets are recorded at cost and are amortized over their estimated useful economic lives on a declining balance basis at annual rates of 30% and 20%, respectively, for computer and office equipment, and on a straight-line basis over three years for exploration equipment and the capital assets of Minera Atna Chile Limitada.

Cash Equivalents

Cash equivalents consist of temporary investments in commercial paper and money market deposits that are highly liquid and readily convertible to known amounts of cash, although in some cases their maturity dates extend beyond one year from the date of the financial statements. All cash equivalents are carried at their current market values, with any adjustments from cost recorded with interest income. Cash equivalents are inclusive of accrued interest amounts on securities that bear coupon interest, as receipt of these amounts is also considered to be certain and measurable.

Fair Value of Financial Instruments

The carrying amount of cash and temporary investments, amounts receivable, marketable securities, and accounts payable and accrued liabilities approximate their aggregate fair value due to the short term nature of virtually all of their component balances.

Joint Ventures

The Company conducts some of its mineral property exploration activities in conjunction with other companies in unincorporated joint ventures. Under Canadian GAAP, the Company accounts for its interests in joint ventures using the proportionate consolidation method; under U.S. GAAP, joint ventures are accounted for by the equity method. Except as explained in note 11 with respect to deferred exploration expenditures, there is currently no material impact upon the Company's financial statement presentation resulting from the difference in Canadian and U.S. accounting standards for joint ventures as the Company's share of all expenditures incurred by joint ventures has to date been deferred within mineral property costs. Refer to note 11.

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the trading price of the Company's shares on the Toronto Stock Exchange on the date of the agreement to issue the shares. Costs incurred to issue common shares are deducted from share capital. If common shares are purchased from directors, officers, employees or advisors, the excess of the consideration paid over the carrying amount of the common shares will be charged to retained earnings.

Income Taxes

The Company accounts for potential future tax assets and liabilities by recognizing future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net future tax asset is recognized. Such an allowance currently applies fully to all of the Company's potential income tax assets.

Stock Option Plan

The Company has a discretionary stock option plan for the granting of options to directors, officers, employees and advisors, but no compensation expense in connection with the plan is recognized in the accounts of the Company. Any consideration paid by the directors, officers, employees or advisors on the exercise of stock options or purchase of common shares would be credited to share capital.

Marketable Securities

The Company's investments in marketable securities are carried at cost on an item-by-item basis as they are considered long-term investments. If there is a loss in value in investment that is other than temporary, defined as existing over two consecutive year ends, the investment is written-down to provide for that loss.

ATNA RESOURCES LTD.

Notes to the Consolidated Financial Statements

December 31, 2001, 2000 and 1999

(Expressed in Canadian dollars)

3. VALUE-ADDED TAX ("VAT")

Value-added tax is levied by the Internal Revenue Service of Chile on imports and local sales and services at an 18 percent rate. VAT paid on imports and on acquisitions and services incurred in order to export may be recovered either as a credit against tax due or by requesting reimbursement. The Company anticipates that all VAT recorded will be refunded to it; however, it is unlikely that this amount will be refunded in the current year and accordingly the balance has been classified as a non-current asset.

4. SUPPLEMENTARY CASH FLOW DISCLOSURES

Supplementary disclosure of non-cash investing and financing activities:

	2001	2000	1999
Capital asset amortization recorded as deferred property costs	$ 934	$ 6,375	$ 15,544
Common shares issued for mineral property acquisition	$ –	$ –	$ 88,968
Common shares issued for purchase of marketable securities	$ 304,785	$ –	$ –
Investment in VGCG limited partnership with marketable securities	$ 225,000	$ –	$ –

5. RESOURCE PROPERTIES

The aggregate balances of deferred costs to date by property are as follows:

	2001 $	2000 $	1999 $
CANADA			
Yukon			
Wolverine Property	5,639,529	5,759,914	5,228,400
YGC Property – Wolf	1,686,103	1,694,525	1,659,026
Marg Property	384,053	393,351	–
British Columbia			
Ecstall Property	288,557	287,915	286,234
White Bull Property	152,639	152,639	152,639
Uduk Property	10,233	10,233	36,640
UNITED STATES			
Alaska			
Petersburg and Wrangell Properties	52,307	50,379	48,530
Arizona			
Lone Pine Property	348,918	184,437	–
CENTRAL AMERICA			
Dominican Republic			
San Antonio I Concession	–	–	1,032,966
CHILE			
Chañarcillo – Calcia	111,825	–	–
Chañarcillo – Lo Castillo	33,164	–	–
Barreal Seco	703,786	–	–
OTHER PROPERTIES	316,593	320,237	607,762
TOTAL RESOURCE PROPERTIES	9,727,707	8,853,630	9,052,197

CANADA

YUKON

Wolverine Property

The Company had a 40% joint venture interest in the Wolverine property, with Expatriate Resources Ltd., as the property operator and owner of the remaining 60% interest.

During the 2001 year, the Company did not contribute to the Wolverine Joint Venture (JV) work program and accordingly its interest in the property may be diluted by an amount which management estimates to be less than 1%. Under the terms of the JV agreement, the Company retains the right to contribute its proportionate share of costs in future work programs. Certain mineral claims within the property are subject to net smelter return (NSR) royalties ranging from 0.5% to 1%.

Wolf Property

The Company acquired an initial 65% interest in the Wolf property from YGC Resources Ltd. ("YGC"), the owner of the remaining 35% interest, by incurring $1,500,000 in exploration expenditures and by paying $210,000 in cash to YGC.

YGC did not contribute to the 2000 work program undertaken by the Company and therefore its interest was diluted to 34.4% with the Company's interest being increased to 65.6%.

Marg Property

The Company purchased a 2/3 joint venture interest in the Marg property by making a cash payment of $250,000. Cameco Corporation is the owner of the remaining 1/3 interest.

BRITISH COLUMBIA

Ecstall Property

The Company has a 100% interest in 77 mineral claim units, including Crown-granted mining and surface rights, subject to a 3% (reducible to 2.5%) NSR royalty.

White Bull Property

The Company has a 100% interest in 24 mineral claim units acquired by the issuance of 25,000 common shares.

Uduk Property

The Company has a 100% interest in 32 mineral claim units.

The Company entered into an agreement with Gold Mountain Resources Ltd. ("GMR") whereby GMR could earn up to a 100% interest, subject to a production royalty (escalating NSR topping at 2.5% after 7 years of production), in the property by paying $150,000 ($10,000 paid) and incurring an aggregate of $1,100,000 ($125,000 incurred) in exploration expenditures prior to October 26, 2005. During 2001, GMR has been in default of the agreement and accordingly Atna has terminated this option.

UNITED STATES

ALASKA

Petersburg and Wrangell Properties

The Company has a 100% interest in 12 mineral claims, which are subject to a 1.75% NSR royalty.

ARIZONA

Lone Pine Property

The Company purchased a 100% interest, subject to a 2% NSR granted as a finder's fee (capped at US$2,000,000), in the Lone Pine Property by making a cash payment of US$100,000.

ATNA RESOURCES LTD.

Notes to the Consolidated Financial Statements

December 31, 2001, 2000 and 1999

(Expressed in Canadian dollars)

CHILE

Chañarcillo – Calcia

During 2001, the Company entered into an agreement with Compañia Minera Calcia Ltda. ("Calcia") and Newton Asset Management Ltd. ("Newton") whereby the Company can earn up to a 100% interest, subject to a 2% NSR (capped at US$3,000,000), in 18 mineral concessions located in the Chañarcillo mining district in north-central Chile by paying to Calcia and Newton an aggregate of US$50,000 (US$40,000 paid) prior to June 1, 2002 and making minimum annual advance royalty payments of US$50,000 on account of the 2% NSR.

Chañarcillo – Lo Castillo

During 2001, the Company entered into an agreement with Sociedad Legal Minera Juan Godoy de Chañarcillo ("S.L.M.") whereby it can earn up to a 100% interest, subject to a 2% NSR, in 27 mineral concessions located in the Chañarcillo silver mining district in north-central Chile by paying an aggregate of US$118,000 (US$6,000 paid) and incurring an aggregate of US$800,000 (US$21,412 incurred) in exploration expenditures prior to August 8, 2007.

Barreal Seco

The Company obtained the exclusive option to acquire a 100% interest in the Barreal Seco property, a copper oxide and sulphide deposit located in north-central Chile. Under the agreement, the Company had an initial six-month option period, expiring on December 6, 2001, to undertake an initial US$250,000 work program (completed) designed to advance the project through the pre-feasibility study stage. This option period was extended to March 6, 2002 and the Company continues to pay applicable property taxes while a further extension is being negotiated. The Company expects that these negotiations will result in the extension of the current terms of the agreement for a period of two years, with the Company continuing to pay property taxes and otherwise maintain the concessions in good standing with the Chilean regulatory authorities.

OTHER PROPERTIES

The Company has interests in other properties in British Columbia and Yukon.

6. RELATED PARTY TRANSACTIONS

There were no related party transactions in 2001, 2000 or 1999.

7. SHARE CAPITAL

Authorized share capital of the Company consists of 100,000,000 common shares without par value.

Issued Common Shares

	2001		2000		1999	
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Opening balance	21,108,557	$33,746,353	20,398,557	$33,291,953	20,203,788	$33,182,485
Issued for:						
Mineral properties	–	–	–	–	144,769	88,968
Cash under stock options	–	–	–	–	50,000	20,500
Private placement	–	–	710,000	454,400	–	–
Purchase of marketable securities	648,480	304,785	–	–	–	–
Closing balance	21,757,037	$34,051,138	21,108,557	$33,746,353	20,398,557	$33,291,953

Stock Options and Warrants Outstanding at December 31, 2001:

The exercise price of stock options and warrants issued by the Company are based upon the trading price of the Company's shares on the Toronto Stock Exchange as at the date of their grant.

Type	Number Outstanding	Exercise Price $	Expiry Date
Options	876,750	0.61	06/16/03
	876,750	0.75	06/16/03
	751,500	0.85	06/16/03
	110,000	0.45	06/14/04
	100,000	0.34	09/20/04
	2,715,000		
Warrants	710,000	0.74	04/19/05

8. COMMITMENT

Subsequent to year end, the Company renewed its lease commitment for office premises to expire on February 29, 2004. The minimum annual lease payments are estimated as follows:

2002	$ 58,180
2003	56,802
2004	9,467
	$ 124,449

9. LOSS PER SHARE

Loss per share has been calculated under Canadian GAAP using the weighted-average number of common shares outstanding during the year and does not include allotted shares or common stock equivalents. Loss per share under U.S. GAAP, which would include allotted shares and common stock equivalents, has not been presented since the inclusion of these items would be anti-dilutive to the loss per share calculation.

Refer to note 11.

10. INCOME TAXES

The Company has non-capital losses of approximately $1.68 million, expiring between 2002 and 2008, that are available to reduce taxable income in future years. In addition, the Company has resource and other tax pools available to reduce taxable income that aggregate approximately $18.5 million at December 31, 2001 (2000 – $17.3 million). The potential benefit resulting from the application of these amounts has not been reflected in the financial statements as it cannot be considered likely that they will be utilized.

ATNA RESOURCES LTD.

Notes to the Consolidated Financial Statements

December 31, 2001, 2000 and 1999

(Expressed in Canadian dollars)

11. DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures are deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off. Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production.

	2001	2000	1999
Resource properties following Canadian GAAP	$ 9,727,707	$ 8,853,630	$ 9,052,197
Less: Exploration costs	(9,727,707)	(8,853,630)	(9,052,197)
Resource properties following U.S. GAAP	$ –	$ –	$ –
Net loss following Canadian GAAP	$ (1,995,641)	$ (2,714,984)	$ (1,701,562)
Property costs expensed under U.S. GAAP	(877,190)	(1,982,503)	(2,540,162)
Deferred property costs written-off under Canadian GAAP	3,113	2,181,070	1,496,109
Net loss under U.S. GAAP	(2,869,718)	(2,516,417)	(2,745,615)
Opening deficit under Canadian GAAP	(14,102,822)	(11,387,838)	(9,686,276)
Adjustment to deficit for exploration expenditures of prior years written-off under U.S. GAAP	(8,853,630)	(9,052,197)	(8,008,144)
Closing deficit under U.S. GAAP	$ (25,826,170)	$ (22,956,452)	$ (20,440,035)
Loss per share under U.S. GAAP	$ (0.13)	$ (0.12)	$ (0.14)

12. COMPARATIVE FIGURES

Certain comparative figures have been restated to conform with the current year's financial statement presentation.

13. INVESTMENT IN VGCG LIMITED PARTNERSHIP

During 2001, the Valerie Good Corporate Governance Limited Partnership ("VGCG limited partnership") was formed to propose an alternate slate of individuals to stand for election to the board of directors of Valerie Gold Resources Ltd. ("Valerie").

The Company invested $150,000 (written-off) in cash and 750,000 Valerie shares valued at $225,000 in the VGCG limited partnership.

Refer to note 14.

14. SUBSEQUENT EVENTS

In addition to any items disclosed elsewhere in these notes, the following occurred in the period subsequent to December 31, 2001:

- The Company advanced an additional $50,000 to the VGCG limited partnership and anticipates a further $30,000 in costs prior to the partnership being dissolved at the end of March 2002.
- The Company acquired an option to purchase the Cerro Negro copper oxide deposit located in northern Chile by making aggregate cash payments of $6,750,000 in stages over 5 years.

Corporate Information

DIRECTORS AND OFFICERS

Peter R. DeLancey
Chairman of the Board & Director

David H. Watkins
President, C.E.O. & Director

William J. Coulter
Director

James Hesketh
Director

Hugh Mogensen
Director

John H. Purkis
VP, Mining and Development

Peter M. Holbek
VP, Exploration

Teresa Cheng
Corporate Secretary & C.F.O.

HEAD OFFICE

409 Granville Street
Suite 1550
Vancouver, British Columbia
Canada V6C 1T2
Telephone: (604) 684-2285
Toll Free: 1-800-789-ATNA
Fax: (604) 684-8887
E-mail: atna@atna.com
Website: www.atna.com

ANNUAL GENERAL MEETING

June 11, 2002
10:00 a.m. Presidents Room
Terminal City Club
837 West Hastings Street
Vancouver, British Columbia
Canada

REGISTERED & RECORDS OFFICE

1040 – 999 West Hastings St.
Vancouver, British Columbia
Canada V6C 2W2

SUBSIDIARIES

Atna Resources Inc.
Minera Atna Chile Limitada
Atna Cayman Ltd.

REGISTRAR & TRANSFER AGENTS

Pacific Corporate Trust Co.
10th Floor – 625 Howe Street
Vancouver, British Columbia
Canada V6C 3B8

Pacific Corporate Services Ltd.
5210 – 66 Wellingston St. W.
TD Tower, TD Centre
Toronto, Ontario
Canada M5K 1J3

CAPITALIZATION

Shares
Authorized: 100,000,000
Issued: 21,757,037

SHAREHOLDER INFORMATION

Contact Michael Williams,
Investor Relations Manager

AUDITORS

De Visser Gray
Chartered Accountants
401 – 905 West Pender St.
Vancouver, British Columbia
Canada V6C 1L6

SHARES LISTED

Toronto Stock Exchange
Symbol – ATN
Standard & Poors
SEC 20F No. 0-29336



ATNA
RESOURCES LTD.

Suite 1550
409 Granville Street
Vancouver, British Columbia
Canada V6C 1T2
Telephone: (604) 684-2285
Toll Free: 1-800-789-ATNA
Fax: (604) 684-8887
E-mail: atna@atna.com

www.atna.com

ATNA
RESOURCES LTD.

1550-409 Granville Street, Vancouver, B.C. CANADA V6C 1T2
Tel: (604) 684-2285 Toll Free: 1-800-789 ATNA Fax: (604) 684-8887
E-mail: atna@atna.com Website: www.atna.com

02 MAY 29 AM 11:18

MANAGEMENT INFORMATION CIRCULAR

As at April 22, 2002
unless otherwise noted

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of ATNA RESOURCES LTD. (the "Company"), at the time and place and for the purposes set forth in the Notice of Meeting.

Note: The term "member" as defined in the Company Act R.S.B.C. 1996, c.62 (the "Company Act") means every person whose name is entered in the register of members of a British Columbia company or any branch register thereof, and has that meaning wherever it appears throughout this Information Circular or the accompanying Notice of Meeting. The exercise by the holder of a share of a British Columbia company or rights granted under or pursuant to the Company Act to a member of such company is contingent upon the holder being registered as a member thereof.

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Company at nominal cost. The cost of this solicitation will be borne by the Company.

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

An advance notice of the Meeting inviting nominations for election as directors of the Company as required by Section 111 of the Company Act was delivered to the British Columbia Securities Commission, the Alberta Securities Commission, the Ontario Securities Commission, the Nova Scotia Securities Commission and The Toronto Stock Exchange and was published in The Vancouver Province on April 16, 2002.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are nominees of the Company's management. **A member desiring to appoint some other person (who need not be a member) to represent him at the meeting may do so** either by:

(a) STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR
(b) BY COMPLETING ANOTHER PROPER FORM OF PROXY.

The completed proxy must be deposited at the office of Pacific Corporate Trust Company, Corporate Trust Department, 10th Floor, 625 Howe Street, Vancouver, B.C., V6C 3B8, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting.

A member who has given a proxy may revoke it by an instrument in writing delivered to the office of Pacific Corporate Trust Company, Corporate Trust Department, or to the registered office of the Company, 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, or to the Chairman of the meeting or any adjournment thereof, or in any other manner provided by law.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the meeting. As of the date of this Information Circular, the management of the Company knows of no such amendment or variation or matters to come before the meeting other than those referred to in the accompanying Notice of Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of management:

(a) any director or senior officer of the Company since the commencement of the Company's last completed financial year;
(b) any proposed nominee for election as a director of the Company; and
(c) any associate or affiliate of any of the foregoing persons.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 Common Shares without par value (the "Common Shares"). 21,757,037 Common Shares are issued and outstanding.

Only the holders of Common Shares are entitled to vote at the Meeting and the holders of Common Shares are entitled to one vote for each Common Share held. The directors of the Company fixed May 3, 2002 as the record date for the determination of the members entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, there are no persons beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

DETERMINATION OF NUMBER OF DIRECTORS

The Company's Board of Directors is divided into three classes and the directors in each class have different terms of office. The directors in each class are elected at an annual general meeting to hold office for a term of three years or until their successors are duly elected or appointed, unless such office is earlier vacated in accordance with the Articles of the Company or a director becomes disqualified to act as a director. The authority to determine the number of directors of the Company rests with the members. Four directors were elected at the Company's Annual General Meeting held on June 8, 2001; one director was appointed for an initial term of one year, one director was appointed for an initial term of two years and two directors were appointed for an initial term of three years. One additional director was appointed after the 2001 Annual General Meeting for a term expiring at the annual general meeting in 2002.

The Articles of the Company provide that the number of directors, excluding additional directors, may be fixed or changed from time to time by ordinary resolution whether previous notice thereof has been given or not. Management proposes to determine the number of directors comprising the Board of Directors at five and the approval of the members is therefore being sought in this regard.

ELECTION OF DIRECTORS

The Company's Board of Directors presently has five members. At the Meeting two directors are to be elected, to hold office for the term expiring at the Annual General Meeting in 2005 or until their successors are duly elected or appointed, unless such offices are earlier vacated in accordance with the Articles of the Company or either of them becomes disqualified to act as a director. In the absence of instructions to the contrary, the enclosed Proxy will be voted for such two directors, whose terms of office expire at the Meeting.

The terms of office of the other three directors who are not nominees for election expire at the Annual General Meetings in 2003 and 2004.

MANAGEMENT DOES NOT CONTEMPLATE THAT EITHER OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT, PRIOR TO THE MEETING, ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY BE EXERCISED BY MANAGEMENT TO VOTE THE PROXY FOR THE ELECTION OF ANY OTHER PERSON(S) AS DIRECTOR(S).

The following information concerning the directors has been furnished by the respective directors:

Name, Country of Ordinary Residence	**Principal Occupation or Employment and, if not elected a director by a vote of security holders, occupation during the past 5 years(2)**	**First and Present Position with the Company(1)**	**Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised(3)**
Nominees for Election – Directors whose terms of office will expire at the Annual General Meeting in 2005			
William J. Coulter(4)(5) Canada	President, Major General Resources Ltd., August 1999 to date; President, Binjas Holdings Ltd. (a private investment company), 1982 to date	Director, Jun.01/1984 to date	349,875(6)
James K.B. Hesketh United States	Vice-President, N.M. Rothschild & Sons, Mar./2000 to date; Director, Development, Cyprus Amax Minerals Company, Aug./1997 to Feb./2000	Director, Sep.20/2001 to date	Nil

Name, Country of Ordinary Residence	Principal Occupation or Employment and, if not elected a director by a vote of security holders, occupation during the past 5 years[(2)]	First and Present Position with the Company[(1)]	Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised[(3)]
Directors whose terms of office will expire at the Annual General Meeting in 2004			
David H. Watkins[(5)] Canada	President, Chief Executive Officer and Director of the Company	President and Chief Executive Officer, Mar.22/2000 to date	350,000
Peter R. DeLancey[(4)] Canada	Chairman of the Board and Chief Geologist of the Company	Chairman of the Board and Chief Geologist, Mar.22/2000 to date; President, Dec.1/1989 to Mar.22/2000; Director, Dec.1/89 to date	301,800
Director whose term of office will expire at the Annual General Meeting in 2003			
Hugh Mogensen[(4)(5)] Canada	Independent Investor, Geologist	Director, Jul.17/92 to date	131,800[(7)]

(1) For the purposes of disclosing positions held in the Company, "Company" shall include the Company and/or a parent or subsidiary thereof.
(2) Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years.
(3) Securities beneficially owned by directors is based on information furnished to the Company by the nominees.
(4) Member of Audit Committees.
(5) Member of the Compensation Committee.
(6) 79,500 of these shares are registered in the name of Binjas Holdings Ltd. and 22,000 of these shares are registered in the name of Jay Willy Trading Co. Ltd., both non-reporting companies, controlled by William J. Coulter.
(7) 71,800 of these shares are registered in the name of Mermaid Resources Ltd., a non-reporting company, controlled by Hugh Mogensen.

STATEMENT OF EXECUTIVE COMPENSATION

Reference is made to Schedule "A" attached hereto and forming a part hereof.

INCENTIVE STOCK OPTIONS

(a) Summary of General Requirements

At the Company's Annual General Meeting held on June 8, 2001, the members approved an amendment to the Company's Employee Incentive Stock Option Plan (the "Plan") so that up to a total of 3,125,000 common shares may be allocated and reserved for option. As of the date hereof, 2,715,000 common shares have been granted under the Plan so that 410,000 common shares are available for option under the Plan.

The Plan complies with the rules set forth for such plans by The Toronto Stock Exchange (the "TSE") and provides for the issuance of options to directors, officers and employees of the Company and its subsidiaries to purchase common shares of the Company. The stock options are issued at the discretion of the Board of Directors. The exercise price must not be lower than the "market price" of the common shares on the TSE at the time of grant. In the context of the Plan, "market price" means the closing price of the Company's shares on the TSE at the close of trading which immediately preceded the time that the option was granted. If the shares of the Company do not trade on such day, the "market price" shall be the average of the bid and the ask prices on the previous trading day.

The Plan also provides for staged vesting of the options granted to employees and officers over a period of 24 months, and provides for a maximum term of three years for all options.

The objective of the Plan is to provide for and encourage ownership of common shares of the Company by its directors, officers and key employees and those of any subsidiary companies so that such persons may increase their stake in the Company and benefit from increases in the value of the common shares. The Plan is designed to be competitive with the benefit programs of other companies in the natural resource industry. It is the view of management that the Plan is a significant incentive for the directors, officers and key employees to continue and to increase their efforts in promoting the Company's operations to the mutual benefit of both the Company and such individuals.

(b) Granting of Options

During the most recently completed financial year (January 1, 2001 to December 31, 2001) (the "Financial Period"), the Company granted the following incentive stock options to its directors and other insiders:

Name of Optionee	Date of Grant	No. of Shares	Consideration received for Options	Exercise Price Per Share	Expiry Date
James K.B. Hesketh(2)	Sep.20/2001	100,000	Nominal	(1)	Sep.20/2004

(1) Exercisable as follows:

(a) 35,000 of the optioned shares immediately at a price of $0.34 per share;
(b) an additional 35,000 of the optioned shares after September 20, 2002 at a price of $0.34 per share;
(c) the remaining 30,000 of the optioned shares after September 20, 2003 at a price of $0.34 per share.

(2) Director of the Company.

Reference is made to the section captioned "Election of Directors" for further details with respect to the present positions of the aforesaid directors and number of shares held in the Company.

(c) Exercise of Options

No options to purchase shares were exercised by the directors and other insiders of the Company during the Financial Period.

(d) Summary of Number of Securities under Option

In summary:

(i) incentive stock options to purchase 100,000 common shares without par value were granted during the Financial Period; and
(ii) as at the date hereof, incentive stock options to purchase up to a total of 2,715,000 common shares are outstanding, of which options to purchase up to a total of 2,360,000 shares pertain to insiders.

ADVANCE MEMBER APPROVAL FOR THE ISSUANCE OF A NUMBER OF SHARES BY PRIVATE PLACEMENT THAT EXCEEDS 25% OF THE COMPANY'S ISSUED AND OUTSTANDING SHARE CAPITAL

The Company is presently funding the pre-production costs of the Cerro Negro Property, Chile. The Company from time to time investigates opportunities to raise financing on advantageous terms. It expects to undertake one or more financings over the next year and expects some of them to be structured as private placements.

Under the rules of The Toronto Stock Exchange (the "TSE") the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSE 25% Rule"), unless there has been member approval of such transactions.

The application of the TSE 25% Rule may restrict the availability to the Company of funds which it may wish to raise in the future by private placement of its securities.

In particular, management of the Company considers it to be in the best interests of the Company to solicit private placement funds for working capital and Company operations. The TSE has a working practice that it will accept advance approval by members in anticipation of private placements that may otherwise exceed the TSE 25% Rule, provided such private placements are completed within 12 months of the date such advance member approval is given.

The Company's issued and outstanding share capital as of the date of this Information Circular was 21,757,037 Common Shares and the Company proposes that the maximum number of shares which either would be issued or made subject to issuance under one or more private placements in the 12-month period commencing June 11, 2002 would not exceed 21,757,037 Common Shares, or 100% of the Company's issued and outstanding share capital as of the date of this Information Circular.

Any private placement proceeded with by the Company under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a) it must be substantially with parties at arm's length to the Company;
(b) it cannot materially affect control of the Company;
(c) it must be completed within a 12-month period following the date advance member approval is given; and
(d) it must comply with the private placement pricing rules of the TSE which currently require that the issue price per common share must not be lower than the closing market price of the common shares on the TSE on the trading day prior to the date notice of the private placement is given to the TSE (the "Market Price"), less the applicable discount as follows:

Market Price	Maximum Discount Therefrom
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof.)

In any event, the TSE retains the discretion to decide whether or not a particular placement is "substantially" at arm's length or will materially affect control, in which case specific member approval may be required.

In anticipation that the Company may wish to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its common shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the TSE 25% Rule, the Company requests its members to pass an ordinary resolution on the following terms:

"BE IT RESOLVED, with or without amendment, as an ordinary resolution, that the issuance by the Company in one or more private placements during the 12-month period commencing June 11, 2002 of such number of securities that would result in the Company issuing or making issuable up to 21,757,037 common shares, or 100% of the Company's issued and outstanding share capital, as more particularly described in and subject to the restrictions described in the Company's Information Circular, dated April 22, 2002, is hereby approved."

The directors of the Company believe the passing of the ordinary resolution to be in the best interests of the Company and recommend the members vote in favour of the resolution. In the event the resolution is not passed, the TSE will not approve any private placements that result in the issuance or possible issuance of a number of shares which exceeds the TSE 25% Rule, without specific member approval. Such restriction could impede the Company's timely access to required funds on favourable terms.

In the event that the members do not pass the resolution authorizing the Company to issue up to 100% of the number of Common Shares outstanding as at the date of the Meeting by way of private placements with arm's length subscribers, the Company may be required to seek shareholder approval for private placements negotiated thereafter.

An ordinary resolution requires the approval of a simple majority of the votes cast by those members of the Company who, being entitled to do so, vote in person at a general meeting of the Company.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors, executive officers and senior officers of the Company or any of its subsidiaries, proposed nominees for election or associates of such persons is or has been indebted to the Company (other than routine indebtedness) in excess of $25,000 at any time for any reason whatsoever, including the purchase of securities of the Company or any of its subsidiaries.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Since the commencement of the Company's last completed financial year, other than as disclosed elsewhere herein, no insider, proposed nominee for election as a director or any associate or affiliate of such insider or proposed nominee of the Company has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

However, reference is made to the heading "Incentive Stock Options".

APPOINTMENT AND REMUNERATION OF AUDITOR

The management of the Company will recommend to the Meeting to appoint De Visser Gray (formerly De Visser & Company), of 401-905 West Pender Street, Vancouver, B.C. V6C 1L6, as auditor of the Company to hold office until the close of the next Annual General Meeting of members. It is proposed that the remuneration to be paid to the auditor be fixed by the directors.

De Visser Gray was first appointed auditor of the Company on February 1, 1994.

MANAGEMENT CONTRACTS

There are no management functions of the Company or a subsidiary thereof which are to any substantial degree performed by a person other than a director or senior officer of the Company or a subsidiary thereof.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the "TSE") requires listed companies to report annually to their members on their corporate governance practices and policies with reference to the guidelines (the "Guidelines") set forth by the TSE in its "Report of the Toronto Stock Exchange Committee on Corporate Governance". These Guidelines deal with the composition of the Board and its committees, the mandate and responsibility of the Board, and the processes followed by the Board in carrying out its mandate.

The Company's Board of Directors and management have established certain corporate governance practices which, in the opinion of the Board, are consistent with the overall business of the Company and its stage of development.

A. Mandate and Responsibility of the Board

The Board of Directors is responsible for supervising management in carrying on the business and affairs of the Company. Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Company. The Board agrees with and confirms its responsibility for overseeing management's performance in the following particular areas set forth in the Guidelines:

- the strategic planning process of the Company;
- identification and management of the principal risks associates with the business of the Company;
- planning for succession of management;
- the Company's policies regarding communications with its members and others; and
- the integrity of the internal controls and management information systems of the Company.

In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of the Company and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its committees. Certain key members of management are members of the Board, giving the Board direct access to information on their areas of responsibility. Other management personnel regularly attend Board meetings to provide information and answer questions. Directors also consult from time to time with management and visit the operations of the Company. The reports and information provided to the Board include details concerning the monitoring and management of the risks associates with the Company's operations, such as compliance with safety standards and legal requirements, environmental issues and the financial position and liquidity of the Company. At least annually, the Board reviews management's report on its business and strategic plan and any changes with respect to risk management and succession planning.

The Board has considered whether it is necessary or appropriate to appoint a Chairman of the Board who is not involved in management. At the Company's Annual General Meeting held on June 16, 2000, the Board appointed Peter R. DeLancey as Chairman and David H. Watkins as President and Chief Executive Officer. The Chairman assists the Board to function independently of management.

B. Composition of the Board

The Board is comprised of five directors. One of the directors, David H. Watkins, is an officer and employee of the Company and is involved in management of the Company. As such, Mr. Watkins is a "related director" for the purposes of the Guidelines. Mr. DeLancey is a director and the Company's Chief Geologist; during the past year Mr. DeLancey has not been involved in management. Three of the directors are "unrelated directors" who are not involved in management.

The Company does not have a single significant shareholder, being a shareholder with the ability to exercise a majority of the votes for the election of the Board of Directors.

The Board considers that three directors are "unrelated directors" for the purposes of the Guidelines since it considers that they are free from relationships or other interest which could, or could reasonably be perceived to, materially interfere with their ability to act or exercise judgment in the best interests of the Company. If any conflict of interest situation arises, the directors involved abstain from voting, in accordance with corporate law principles.

Accordingly, the Board considers that the composition of the Board meets the Guidelines. The Board also considers that its composition fairly reflects the shareholdings in the Company.

The Board considers its size to be appropriate and effective for the carrying out of its responsibilities.

C. Description of Board Committees

The Board has established two full-time committees, an Audit Committee and a Compensation Committee.

The Audit Committee is composed of three directors, the majority of whom are "unrelated" and are "outside directors". The third member, Mr. DeLancey, is a related director. Based upon the size of the Company, the Board considers that the inclusion of a related director on the audit committee does not prejudice the shareholders and results in certain operational efficiencies. The Audit Committee has responsibility for overseeing the internal controls and management information systems of the Company, and for reviewing and recommending to the Board for approval all external financial reporting of the Company. The Audit Committee interacts with the Company's internal financial officers and with the external auditors in their review of the Company's financial statements and internal control systems. The Audit Committee also reviews annually the management arrangements for the Company. The Audit Committee reviews the Company's financial statements before they are approved by the Board. Reference is made to the section captioned, "Election of Directors", with respect to the members of the audit committee.

The Board of Directors, upon the advice of the Compensation Committee, determines executive compensation for the company. The Compensation Committee is comprised of Hugh Mogensen, William Coulter and David H. Watkins.

The Company's corporate governance practices substantially comply with the Guidelines for Improved Corporate Governance in Canada adopted by The Toronto Stock Exchange.

BOARD APPROVAL

The contents of this Information Circular have been approved in substance and its mailing has been authorized by the directors of the Company pursuant to consent resolutions passed as of April 22, 2002.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD
Atna Resources Ltd.

David H. Watkins, President

c:\my documents\word\agm\2002\information circular.doc

Schedule "A" to the Information Circular of
Atna Resources Ltd. (the "Company")

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a) "CEO" of the Company means an individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b) "executive officer" of the Company for a financial year means an individual who at any time during the year was:

(i) the Chair of the Company, if that individual performed the functions of the office on a full-time basis;
(ii) a Vice-Chair of the Company, if that individual performed the functions of the office on a full-time basis;
(iii) President of the Company;
(iv) a Vice-President of the Company in charge of a principal business unit, division or function such as sales, finance or production; or
(v) an officer of the Company or any of its subsidiaries or any other person who performed a policy-making function in respect of the Company

whether or not the individual was also a director of the Company or any of its subsidiaries.

(c) "Named Executive Officers" means:

(i) each CEO, despite the amount of compensation of that individual;
(ii) each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year; and
(iii) any additional individuals for whom disclosure would have been provided under (ii) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year end.

A. Executive Compensation

During the fiscal year ended December 31, 2001, the Company had three named executive officers (for the purposes of applicable securities legislation), namely:

(a) David H. Watkins, the President and Chief Executive Officer;
(b) Peter R. DeLancey, Chairman and Chief Geologist; and
(c) John Purkis, Vice-President, Mining & Development.

(collectively the "Named Executive Officers"). The following table sets forth, for the periods indicated, the compensation of the Named Executive Officers:

Name and Principal Position	Year[(1)]	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)[(2)]	Other Annual Compensation ($)	Securities Under Options/ SARs[(3)] granted ($)	Restricted Shares or Restricted Share Units ($)	LTIP[(4)] payouts ($)	
Peter R. DeLancey, Chairman and Chief Geologist	1999 2000 2001	130,000 130,000 130,000	n/a n/a n/a	Nil Nil Nil	40,000[(5)] 400,000 Nil	Nil Nil Nil	Nil Nil Nil	n/a n/a n/a
David H. Watkins President and Chief Executive Officer	1999 2000 2001	n/a 136,045 153,000	n/a n/a n/a	Nil Nil Nil	n/a 1,000,000 Nil	Nil Nil Nil	Nil Nil Nil	n/a n/a n/a
John Purkis Vice-President, Mining & Development	1999 2000 2001	n/a 108,750 145,000	n/a n/a n/a	Nil Nil Nil	n/a 400,000 Nil	Nil Nil Nil	Nil Nil Nil	n/a n/a n/a

Notes: (1) Financial year for the period January 1 to December 31.
(2) Bonus amounts are paid in cash in the year following the fiscal year in which they were earned.
(3) Stock appreciation rights.
(4) Long-term incentive plan.
(5) Cancelled June 16, 2000.

B. Options and Stock Appreciation Rights ("SARs")

No incentive stock options were granted to the Named Executive Officers during the most recently completed financial year (January 1, 2001 to December 31, 2001) (the "Financial Period").

No incentive stock options were exercised by the Named Executive Officers during the Financial Period.

C. Pension Plan

The Named Executive Officers do not participate in any defined benefit or actuarial plan.

D. Termination of Employment, Change in Responsibilities and Employment Contracts

During the Financial Period, there were no employment contracts between the Company and any of its subsidiaries and the Named Executive Officers and there were no compensatory plans or arrangements, including payments to be received from the Company or any of its subsidiaries, with respect to the Named Executive Officers save and except as follows:

1. The Company entered into an Amended and Re-Stated Employment Agreement (the "DeLancey Agreement") made as of March 22, 2000, with Peter R. DeLancey whereunder the Company agreed to engage the services of DeLancey to act as its Chairman of the Board and Chief Geologist in consideration of remuneration in the amount of $10,833.33 per month, plus expenses subject to review from time to time and, if appropriate, amendment in writing, by the Company and DeLancey.

The DeLancey Agreement contains certain termination provisions, one of which entitles DeLancey to terminate the DeLancey Agreement in its entirety by giving the Company written notice of termination at any time within 60-365 days following a "change of control", in which case the Company shall pay to DeLancey 10 months' salary and one month's salary for each year of employment with the Company.

2. The Company entered into an Employment Agreement (the "Watkins Agreement") made as of March 22, 2000, with David H. Watkins ("Watkins") whereunder the Company agreed to engage the services of Watkins to act as its President and Chief Executive Officer for an initial period of two years, subject to renewal for additional periods of two years each in consideration of remuneration in the amount of $14,583.33 per month, plus expenses, subject to review from time to time and, if appropriate, amendment in writing, by the Company and Watkins.

   The Watkins Agreement is subject to comparable terms and conditions as the DeLancey Agreement save and except there is no provision that the Watkins Agreement may be terminated with cause.

3. The Company entered into an Employment Agreement (the "Purkis Agreement") made as of March 31, 2000, with John Purkis ("Purkis") whereunder the Company agreed to engage the services of Purkis to act as its Vice-President, Mining & Development, for an initial period of two years, subject to renewal for additional periods of two years each in consideration of remuneration in the amount of $12,083.33 per month, plus expenses, subject to review from time to time and, if appropriate, amendment in writing, by the Company and Purkis.

   The Purkis Agreement is subject to comparable terms and conditions as the Watkins Agreement.

E. Compensation of Directors

During the Financial Period, no compensation was paid or is payable by the Company to the directors of the Company, other than the Chairman and Chief Executive Officer (the "Other Directors"), or the Company's subsidiaries, if any, for their services:

(a) in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or
(b) as consultants or experts.

save and except as otherwise herein disclosed.

The Company has no pension plan or other arrangement for non-cash compensation to the Other Directors, except incentive stock options. During the Financial Period, on September 20, 2001, the Other Directors were granted incentive stock options to purchase up to 100,000 common shares of the Company exercisable for a term of three years from the date of grant $0.34 per share.

ATNA
RESOURCES LTD.
1550-409 Granville Street, Vancouver, B.C. CANADA V6C 1T2
Tel: (604) 684-2285 Toll Free: 1-800-789 ATNA Fax: (604) 684-8887
E-mail: atna@atna.com Website: www.atna.com

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF MEMBERS

TO THE MEMBERS:

NOTICE IS HEREBY GIVEN that the Annual and Extraordinary General Meeting of **Atna Resources Ltd.** (the "Company") will be held in the Presidents Room, Terminal City Club, 837 West Hastings Street, Vancouver, B.C. V6C 1B6 on **Tuesday, June 11, 2002** at **10:00 a.m.** (local time) to transact the usual business of an Annual General Meeting and for the following purposes:

1. To receive the Report of the Directors to the Members.

2. To receive the financial statements of the Company and its subsidiaries for the fiscal period ended December 31, 2001 and the report of the auditor thereon.

3. To increase the number of directors comprising the Board from four to five and to determine the number of directors at five.

4. To elect directors to hold office for the term expiring in 2002.

5. To consider and, if thought fit, to approve, with or without amendment, an ordinary resolution whereunder the Company obtain advance member approval for the issuance of a number of shares by private placement that exceeds 25% of the company's issued and outstanding share capital, all as more fully set forth in the Information Circular attached hereto and forming a part hereof.

6. To appoint an auditor for the Company to hold office until the close of the next Annual General Meeting.

7. To authorize the directors to fix the remuneration to be paid to the auditor of the Company.

8. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours up to June 11, 2002 being the date of the Meeting, and at the Meeting.

The directors of the Company fixed the close of business on May 3, 2002 as the record date for determining holders of common shares who are entitled to vote at the Meeting.

A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

Please advise the Company of any change in your address.

DATED at Vancouver, B.C. this 3rd day of May, 2002.

BY ORDER OF THE BOARD
Atma Resources Ltd.

David H. Watkins, President